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FOR IMMEDIATE RELEASE         NASDAQ: CRME       TSX: COM

CARDIOME REPORTS OXYPURINOL CLINICAL RESULTS

Vancouver, Canada, September 13th, 2004 Cardiome Pharma Corp. (NASDAQ: CRME) (TSX: COM) announced today the release of interim results for two physician-sponsored clinical studies for oxypurinol in congestive heart failure (CHF) patients. The results were presented at a satellite symposium to the Heart Failure Society of America’s annual meeting being held in Toronto. Both studies showed a statistically-significant improvement in an important measurement of cardiac function, the left ventricle ejection fraction (LVEF). The LaPlata study showed an improvement of 3.3% in LVEF relative to placebo following 28-day oral dosing of oxypurinol, while the EXOTIC-EF study showed a 3.6% increase in LVEF following IV dosing of oxypurinol.

The LaPlata study involves 28 days of oral dosing of oxypurinol in CHF patients, with LVEF and exercise tolerance (6 minute walk test) as endpoints. It is a blinded, placebo controlled study. Interim data covered 48 of the 60 expected subjects. Following 28 days of oral daily dosing (600 mg/day), LVEF increased by 3.3% (p< 0.010) relative to placebo. This represents a 13.7% average increase in ejection fraction. Improvement in the 6 minute walk was seen in both treatment groups. No statistically significant difference between the two groups was observed.

“I am delighted to see the beneficial cardiac effects of oxypurinol confirmed in this study,” said Dr. Alan Moore, Cardiome’s Executive Vice President of Clinical and Regulatory Affairs. “These data compare favourably to existing therapies and are especially noteworthy because in most patients the improvement was additional to these existing therapies.”

The EXOTIC-EF study involves intravenous dosing of 400mg of oxypurinol on a one-time basis in 20 catheterized CHF patients, with measurement of left-ventricle ejection fraction (LVEF) and cardiac oxygen consumption as endpoints. The study is open-label, with no placebo group. The reported data covered all 14 patients dosed to date. Oxypurinol administration showed a 3.6% increase (p<0.0032) in LVEF at 5.5 hours post-dosing relative to pre-dosing. This represents a 19.8% average increase in ejection fraction. Prof. Dr. Thomas Münzel and Dr. Stephan Baldus are conducting the study at the Eppendorf Clinic at the University of Hamburg.

“We are encouraged by the positive effect seen with oxypurinol in both these studies.” stated Bob Rieder, President and CEO of Cardiome. “These data offer the most convincing proof yet that oxypurinol will have an important place in the treatment of heart disease.”

Cardiome is also currently conducting a phase 2 study (called OPT-CHF) testing the benefit of six months of daily dosing of oxypurinol (600 mg/day) on clinical outcomes of 400 heart failure patients. The target for completion of this placebo-controlled study is the second half of 2005. The company expects the last patient to be enrolled in OPT-CHF by the end of 2004.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

Cardiome’s lead antiarrhythmic product, RSD1235, is designed to be an acute-use, intravenous (IV) administration treatment for atrial fibrillation (AF), a condition in which the atria of the heart beat rapidly and erratically. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome has now initiated three Phase 3 clinical trials for IV RSD1235. In a proof-of-concept IV dosing study completed in 2002, RSD1235 dosed intravenously converted 61% of patients to normal sinus rhythm, compared to 5% placebo conversion rate.

In an oral dosing study in humans also completed in 2002, RSD1235 was shown to have high oral bioavailability, suggesting it could be used for chronic oral treatment of AF. Cardiome expects to initiate clinical studies with an extended-release version of RSD1235 by the fourth quarter of 2004.

Cardiome’s lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol is currently in a Phase 2 clinical trial that will evaluate the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF. Cardiome also has a program, currently under internal review, applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

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Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.